Filed by Myriad Pharmaceuticals, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended

Subject Company: Javelin Pharmaceuticals, Inc.

Subject Company’s Commission File No.: 001-32949

THE FOLLOWING IS A COPY OF A SLIDE PRESENTATION USED BY MYRIAD PHARMACEUTICALS, INC. WITH INVESTORS AND OTHERS INITIALLY ON JANUARY 25, 2010.

Myriad Pharmaceuticals, Inc. January, 2010 NASDAQ: MYRX www.myriadpharma.com

Forward Looking Statements
Safe Harbor
This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements relating to: the timing and expected benefits of the proposed merger; Javelin’s product candidate Dyloject, and its potential for FDA approval and the ability to generate future revenues for the combined company; the expected number of shares of Myriad Pharmaceuticals common stock to be issued in the merger, which could increase based on a number of factors, including the timing of FDA approval of Dyloject, if at all, and the exercise of options to purchase Javelin common stock prior to the consummation of the merger; and information related to Myriad Pharmaceuticals’ product candidates. These “forward-looking statements”
are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by forward-looking statements. These risks and uncertainties include, but are not limited to: general business and economic conditions; the failure of the Myriad Pharmaceuticals or Javelin stockholders to approve the merger or the failure of either party to meet any of the other conditions to the closing of the merger; the failure to realize the anticipated benefits from the merger or delay in realization thereof; the difficulty of developing pharmaceutical products, and obtaining regulatory and other approvals; and the uncertainty regarding achieving market acceptance of any products for which regulatory approval is obtained; and other factors discussed under the heading "Risk Factors" in Myriad Pharmaceuticals’ Annual Report on Form 10-K for the
year ended June 30, 2009, which has been filed with the SEC, as well as any updates to those risk factors filed from time to time in Myriad Pharmaceuticals’
Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. All information in this press release is as of the date of the release, and Myriad Pharmaceuticals undertakes no duty to update this information unless required by law.
Important Additional Information Will be Filed With the SEC
This presentation may be deemed to be solicitation material regarding the proposed merger of Myriad Pharmaceuticals and Javelin. In connection with the proposed merger, Myriad Pharmaceuticals intends to file with the SEC a registration statement on Form S-4, which will include a joint proxy statement/prospectus of Myriad
Pharmaceuticals and Javelin and other relevant materials in connection with the proposed merger, and each of Myriad Pharmaceuticals and Javelin intend to file with the SEC other documents regarding the proposed merger. The final joint proxy statement/prospectus will be mailed to the stockholders of Myriad
Pharmaceuticals and Javelin. INVESTORS AND SECURITY HOLDERS OF MYRIAD PHARMACEUTICALS AND JAVELIN ARE URGED TO READ THE JOINT
PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND THE OTHER RELEVANT MATERIAL
CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYRIAD
PHARMACEUTICALS, JAVELIN AND THE PROPOSED MERGER.
The joint proxy statement/prospectus and other relevant materials (when they become available), and any and all documents filed with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by
Myriad Pharmaceuticals by directing a written request to Myriad Pharmaceuticals, Inc., 305 Chipetta Way, Salt Lake City, Utah 84108, Attention:  Investor Relations,
and by Javelin by directing a written request to Javelin Pharmaceuticals, Inc., 125 CambridgePark Drive, Cambridge, MA 02140, Attention: Investor Relations.
Myriad Pharmaceuticals, Javelin and their respective executive officers and directors and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Myriad Pharmaceuticals and Javelin in connection with the proposed merger. Information about the executive officers and directors of Myriad Pharmaceuticals and their ownership of Myriad Pharmaceuticals common stock is set forth in Myriad Pharmaceuticals’ annual report on Form 10-K for the year ended June 30, 2009, filed with the SEC on September 28, 2009. Information regarding Javelin’s directors and executive officers is available in its annual report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 12, 2009, and the proxy statement for Javelin’s 2009 annual meeting of stockholders, filed with the SEC on April 30, 2009. Certain directors and executive officers of Javelin may have direct or indirect interests in the merger due to securities holdings, pre-existing or future indemnification arrangements and rights to severance payments if their employment is terminated prior to or following the merger. If and to the extent that any of the Myriad Pharmaceuticals or Javelin participants will receive any additional benefits in connection with the merger, the details of those benefits will be described in the joint proxy statement/prospectus relating to the merger. Investors and security holders may obtain additional information regarding the direct and indirect interests of Myriad Pharmaceuticals, Javelin and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the merger when it becomes available.

Near-term commercial opportunity
Dyloject NDA for the treatment of acute pain
Three clinical stage compounds
MPC-4326 for the treatment of HIV
Azixa for the treatment of cancer
MPC-3100 for the treatment of cancer
Full preclinical pipeline
2 cancer IND candidates
Diabetes/obesity IND candidate
Myriad Pharmaceuticals’ Proposed Profile

Value of Javelin Acquisition
Accelerates path to marketed products
Catalyzes formation of commercial
infrastructure for future products
Creates near-term product opportunity and
revenue potential
Creates company with portfolio of early-,
mid- and late-stage drug candidates
Improves ability to retain US value in future
product partnering relationships

5 Myriad Pharmaceuticals’ Proposed Clinical Pipeline Indication IND Enabling Safety /Dosing Studies Efficacy Studies NDA Submission Dyloject Pain MPC-4326 HIV Azixa Cancer MPC-3100 Cancer TM

Acquisition of Javelin Pharmaceuticals
All stock transaction
At transaction close, Myriad Pharmaceuticals’
shareholders retain 59.4% ownership
Javelin shareholders will receive additional MYRX
shares depending upon the timing of FDA
approval of Dyloject™
Subject to shareholder approval, transaction
expected to close late Q1 2010/early Q2 2010
Myriad Pharmaceuticals’ board of directors will be
expanded to include two members nominated by
Javelin

Dyloject for treatment of acute pain
Product:
Potentially best-in-class injectable NSAID
Unique attributes:
Fast-acting, ready-to-use IV bolus,
opioid sparing
Opportunity:
Acute postoperative pain
Data:
Two successful phase 3 trials, safety
database of more than 1300 patients
Status:
NDA submitted Dec 2 ‘09, approved in UK
Next steps:
Expected PDUFA date Q4 2010

Dyloject Clinical Program
Two successful Phase 3 studies
Abdominal and pelvic surgeries
Orthopedic surgery
Statistical significance on primary and secondary efficacy
endpoints
Pain reduction
Reduced opioid use
Safety studies
Concomitant anticoagulants
Platelet function
Renal and hepatic insufficiency
Elderly
Safety database with over 1,300 patients

Acute, Post-operative Pain Market
Medical need
Rapid, potent pain relief
Patients unable to use oral meds
Opioids are standard of care but problematic
Constipation, respiratory depression, and nausea
Side effects lead to increased time in hospitals
Injectable NSAIDs
Effective for moderate to severe pain
Narcotic sparing effect of NSAIDS minimizes AEs
Deliver analgesic and anti-inflammatory effects

Dyloject: Commercial Opportunity
Potential best-in-class injectable NSAID
Significant pain reduction
Substitutes for opioids
Low risk of bleeding
Extensive history of safe use
Post-operative moderate to severe pain
~65M procedures/yr require IV pain meds
1
30-40% of patients use IV NSAIDS
20% market share represents more than a $250M/yr
opportunity
1 PharmaSavvy research report October 2009

Commercial Differentiation
Only non-opioid product with clinical data against standard
of care
Data demonstrates a low incidence of post operative bleeding
Safety data in hepatic, renally impaired and elderly patients
Demonstrated 42-53% reduction in opioid use
Successful orthopedic and abdominal pain trials
Bolus dose for easy administration and faster pain relief
Ready to use packaging does not require reconstitution,
reducing staff time and medication errors

Experienced Commercial Team
Wayne Laslie, COO; broad commercial management
experience with ten successful pharmaceutical product
launches including Abilify
Pfizer, HMR and Otsuka
Jim DeMarco, VP Sales; experience building and managing
specialty sales organizations
Amgen, Eisai and Idenix
Jose Fojas, VP Marketing; experience marketing and
managing pain products, including the launch of Oxycontin,
and building the Eisai hospital franchise
Purdue, Abbott and Eisai
John Tatum; VP Supply Chain; experience in supply chain
management, cost reduction and customer service
Novartis and Pfizer

MPC-4326 for HIV
Product:
First-in-class HIV maturation inhibitor
Unique attributes:
Novel mechanism of action
Opportunity:
New addition to combination therapy to
combat HIV resistance
Data:
Safety in >675 patients; >1.2 log viral
load reduction in responder population
Status:
Fast track designation, Phase 2b
initiated
Next steps:
Expected to complete P2b Trial 1Q ‘11

Maturation
Immature Virion
Capsid (CA)
Plasma membrane
Matrix (MA)
Mature Virion
Surface Glycoproteins
Nucleocapsid (NC + RNA)
Targeting of Gag to membrane
Expression of viral proteins
Cell Entry
Reverse Transcription
Capsid Disassembly
Integration into host genome
Plasma membrane
Cytoplasm
Nucleus

Myriad PHARMA

Adapted from http://www.bionmr.soton.ac.uk/people_mike07.html
Maturation inhibitors
Maturation inhibitors
co-receptor antagonists
fusion inhibitors
integrase
inhibitors
protease
inhibitors
NRTIs
NNRTIs
MPC-4326: New Class of HIV Therapeutic

MPC-4326 Phase 2b Trial Initiated
Companion diagnostic used in inclusion criteria
12 day treatment run-in before randomization
Three treatment arms
300mg BID MPC-4326 + 2 drug OBR (optimized background
regimen)
400mg BID MPC-4326 + 2 drug OBR
3 drug OBR
142 patients total, 24 weeks of treatment
Test for non-inferiority
Completion in 12 months

16

MPC-4326: Phase 2 Clinical Results
5 studies (up to 6 months of dosing)
Administered to 185 HIV-positive subjects
Safe and well tolerated
Greater than 10-fold viral load reduction observed in
treatment naïve and experienced patients
Viral genotype correlates with patient response
>60% of patients are responders
Phase 2 results presented at ICAAC (Sept 14)

Azixa for Cancer
Product:
Small molecule microtubule destabilizer
Unique attributes:
Remarkable brain penetration, no MDR
Opportunity:
All primary brain cancers or metastases
to the brain (melanoma, breast, lung)
Data:
35% response rate at therapeutic dose
(Phase 1), PRs and SDs in Phase 2
Status:
3 on-going Phase 2 clinical studies
Next steps:
Results expected 2Q 2010

Azixa µg/mL or µg/g
1.5
1
0.5
0
Plasma
CSF
Frontal Lobe
Temporal Lobe
Parietal Lobe
Occipital Lobe
Cerebellum

MyriadPHARMA

18 Azixa Achieves High Concentrations in Brain Azixa concentration in brain > 3000% plasma concentration

Azixa Inhibits Brain Tumor Growth and Increases Survival
Yu et al., SNO (2009)
Brain Tumor Burden Survival
(Kaplan-Meier)
Orthotopic glioma mouse model
Treatment (10 / cohort) Tumor Growth (day 48) Median Survival (days)
Vehicle 351.2 56
Azixa
6.4
(p = 0.0097)
69
(p = 0.039)
10 20 30 40 50
0
100
200
300
400
Vehicle
Azixa (5 mg/kg)
Time (days)
0 20 40 60 80
0
50
100
Vehicle
Azixa (5 mg/kg)
Time (days)

Initial Azixa Metastatic Melanoma Phase 2a Results
Study Design:
22, stage 4 metastatic melanoma patients treated
Three Azixa doses tested in combination with a fixed dose of temozolomide
Results:
The combination was safe and well tolerated
Dose reduction of Azixa is not required
10 patients achieved stable disease (SD) (1 – 6 months)
2 patients achieved confirmed partial response cPR
SD for 4 months, partial response of 8 months
SD for 2 months, partial response of 4 months
Median PFS time was 2.8 months
Phase 3 PFS for temozolomide or dacarbazine, 1.9 and 1.5 months, respectively
*Ref: Phase 3 Study (n=305): J Clin Oncol 18:158-166, 2000

Phase 1, monotherapy
Phase 2a Metastatic Melanoma w/TMZ
Phase 2a, GBM combo with carboplatin
Phase 2, GBM monotherapy

Myriad PHARMA

21 Azixa Clinical Program IND Phase 1, CNS metastases 2010

MPC-3100 for Cancer
Product:
Potential best-in-class Hsp90 inhibitor
Unique attributes:
Fully synthetic, orally bioavailable,
low toxicity
Opportunity:
All solid and hematological cancers
Data:
Superior therapeutic index in all pre-
clinical models
Status:
Phase 1 in refractory cancers
Next steps:
Expected to report Phase 1 in 1H ‘10

Hsp90: Validated Cancer Target
Hsp90 regulates oncogenes controlling cell division,
apoptosis, angiogenesis and metastasis
Hsp90 inhibitors in development demonstrated
clinical efficacy
multiple myelomas
Her2+ metastatic breast cancer
Natural product Hsp90 inhibitors limited by off-target
toxicities and poor bioavailability

MPC-3100: Superior Hsp90 Inhibitor
0 5 10 15 20 25
0
100
200
300
400
500
Vehicle
MPC-3100 (200 mg/kg PO)
BIIB-021 (125 mg/kg PO)
5FU (100 mg/kg IP)
Days
1
2
1
One animal death
2
Two animal deaths
3
No deaths
3
NCI-N87 Her2+ (gastric tumor)
Wettstein et al., EORTC-NCI-AACR (2008)

MPC-3100 Phase I Trial and Initial Results
Inclusion criteria: cancers refractory to available
systemic therapies
Endpoints
Safety and tolerability
Pharmacokinetics and pharmacodynamics
Efficacy
Daily oral dosing 21 out of 28 days
Dose-escalation by modified Fibonacci
Single subject cohorts until grade 2 toxicity observed
Efficacious dose in mice achieved in humans – no
SAEs

MPC-3100 Phase 1 Pharmacokinetics
Single Oral Dose (Day 1) PK
Dose t
½
(hr)
AUC
(0-24)
(hr*ng/mL)
Subject 1 50 mg/m 8.5 20636
Subject 2 100 mg/m 9.8 29869
Subject 3 165 mg/m 11.5 91824
Subject 4 245 mg/m 15.6 114435
100
1000
10000
0 6 12 18 24
Time (hr)
245 mg/m²
165 mg/m²
100 mg/m²
50 mg/m²
2
2
2
2

Financial Highlights
September 30, 2009 September 30, 2008
Net loss $          (10,631) $          (11,622)
Cash used in
operations $            (7,652) $          (24,489)
September 30, 2009 June 30, 2009
Cash and investment
securities $          180,751 $          188,000
Weighted average
shares outstanding 24,076 23,974
(Dollars in ‘000’s)

12 Month Goals
Obtain NDA approval for Dyloject
MPC-4326 HIV Program
Complete Phase 2b, 24-week efficacy study
Refine and implement companion diagnostic
Azixa Cancer Program
Report Phase 2a GBM results
Complete enrollment in Phase 2 GBM monotherapy trial
Initiate registration trial
MPC-3100 Cancer Program (Hsp90)
Report Phase 1 results
Initiate Phase 2 study
Partner at least one program

Myriad Pharmaceuticals’ Proposed Profile
Near-term commercial opportunity
Dyloject for the treatment of acute pain
Three clinical stage compounds
MPC-4326 for the treatment of HIV
Azixa for the treatment of cancer
MPC-3100 for the treatment of cancer
Full preclinical pipeline
2 cancer IND candidates
Diabetes/obesity IND candidate

Myriad Pharmaceuticals, Inc. NASDAQ: MYRX www.myriadpharma.com

Dyloject
diclofenac
ketorolac Caldolor
ibuprofen
Acetavance
APAP
Administration Injection Injection
30 min.
Infusion
15 min.
Infusion
Mono-therapy treatment
Moderate-to-severe pain
Opioid sparing effect 42-53% 26% 19% 33%*
Non-inferiority efficacy
data to ketorolac
NA
Abdominal Surgery
Does not aggravate post
surgical bleeding
Fever reduction possible
Differentiation of Dyloject
* Value excludes opioids consumed during initial ~24hrs following surgery. Acetavance administration was not initiated until the day following surgery.